Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355
April 15, 2025
VIA EDGAR TRANSMISSION
Mr. Sonny Oh
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacer Funds Trust (the “Trust”)
Pacer S&P 500 Quality FCF Aristocrats ETF (the “Fund”)
File Nos.: 333-201530, 811-23024
Dear Mr. Oh:
This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 124 to the Trust’s Registration Statement on Form N-1A filed February 7, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Staff Comment: Remove any and all brackets and fill in any blanks in the Fund’s next post-effective amendment filing.
Response: The requested changes have been made.
2.Staff Comment: Confirm that the Fund will omit the information required by Items 6(c)(5) 11(g)(2) of Form N-1A because the Fund intends to satisfy the requirements of Rule 6c-11 under the 1940 Act.
Response: The Trust confirms that the Fund intends to satisfy the requirements of Rule 6c-11 upon commencement of investment operations, and therefore has omitted the information required by Items 6(c)(5) 11(g)(2) of Form N-1A.
3.Staff Comment: Please provide a completed fee table and expense example and note that the Staff may have additional comments based is provided. Supplementally confirm that the fee table excludes any fees charged for the purchase and/or redemption of creation units.
Response: The Trust supplementally confirms that the fee table excludes any fees charged for the purchase or redemption of creation units. Please see Appendix A attached hereto.
4.Staff Comment: Please provide an 80% policy for the Fund as required by Rule 35d-1 under the 1940 Act. Please also disclose whether or not the 80% policy is fundamental. If it is not fundamental, please disclose that it may be changed upon 60 days’ notice to shareholders.
Response: The Trust has added the following under “The Fund’s Investment Strategy” in the Fund’s summary section:
Under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in equity securities that are the component securities of the Index. The Fund defines “equity securities” to mean common and preferred stocks, rights, warrants and depositary receipts.
In addition, the Trust has added the following disclosure in Item 9: “The Fund has adopted a policy to comply with Rule 35d-1 under the 1940 Act. Such policy has been adopted as a non-fundamental policy and may be changed without shareholder approval upon 60 days’ written notice to shareholders.”

5.Staff Comment: With respect to the sentence describing the Fund’s “replication” strategy, please revise the disclosure to state “… in the same approximate proportion as in the Index.”
Response: The requested change has been made.
6.Staff Comment: With respect to the Principal Risks of Investing in the Fund section, please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
7.Staff Comment: Please add “Concentration Risk” as a principal investment risk.
Response: The requested change has been made.
8.Staff Comment: Confirm that the Fund intends to effectuate the purchase and redemption of Creation Units primarily in-kind, rather than in-cash. If primarily in cash, please add “Cash Transaction Risk” as a principal investment risk.
Response: The Trust confirms that the Fund intends to effectuate the purchase and redemption of Creation Units primarily in-kind.
9.Staff Comment: In the subsection entitled “Summary Section—Payments to Broker-Dealers and Other Financial Intermediaries,” please delete the reference to “the Sub-Adviser.”
Response: The requested change has been made.
10.Staff Comment: Please include more information about the Fund’s principal investment strategy in Item 9.
Response: The Trust confirms that the Fund’s principal investment strategy is disclosed in full in Item 4. The Trust respectfully declines to repeat the principal investment strategy disclosure in Item 9 pursuant to General Instruction C.3 of Form N-1A, which states “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”
11.Staff Comment: Include the index license or sub-license agreement to which the Fund is a party as an exhibit to the registration statement.
Response: The Fund is not a party to the index license or sub-license agreements. The index license agreement is between Pacer Advisors, Inc., the Fund’s investment adviser, and Index Design Group, the index provider. Accordingly, the Trust does not believe the index license agreement is required to be filed as an exhibit to the Registration Statement.
12.Staff Comment: In the Investment Limitations section of the Statement of Additional Information (“SAI”), where there are references to “except to the extent permitted under the 1940 Act,” please provide an explanation of what the 1940 Act permits following the investment restrictions.
Response: The requested changes have been made. Please see Appendix B for revised disclosure.

13.Staff Comment: Confirm that all relevant exhibits, currently noted “to be filed by amendment,” will be filed with the Fund’s next post-effective amendment filing. Also confirm that Item (i)(18) will be an Opinion and Consent of Practus, LLP for the Fund.
Response: The Trust so confirms.
14.Staff Comment: The Staff requests the response letter be filed five days prior to the effective date.
Response: The Trust acknowledges the request and undertakes to file this response letter no less than five days prior to the Amendment’s effective date.

*	*	*
If you have any questions or require further information, please contact me at alyssa.bernard@usbank.com or (414) 516-1681.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

Appendix A
Investment Objective
The Pacer S&P 500 Quality FCF Aristocrats ETF (the “Fund”) is an exchange traded fund (“ETF”) that seeks to track the total return performance, before fees and expenses, of the S&P 500 Quality FCF Aristocrats Index (the “Index”).
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.49%
* Estimated for the current fiscal year
Example
The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$157

Appendix B: SAI
INVESTMENT LIMITATIONS
The Trust has adopted the following investment restrictions as fundamental policies with respect to the Fund. These restrictions cannot be changed with respect to the Fund without the approval of the holders of a majority of the Fund’s outstanding voting securities. For the purposes of the 1940 Act, a “majority of outstanding shares” means the vote of the lesser of: (1) 67% or more of the voting securities of the Fund present at the meeting if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund.
Except with the approval of a majority of the outstanding voting securities, the Fund may not:
1.Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries, except that the Fund will concentrate to approximately the same extent that its Index concentrates in the securities of such particular industry or group of related industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), registered investment companies, repurchase agreements collateralized by U.S. government securities and tax-exempt securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry; however, the Fund will consider, when current portfolio holdings information is available, the portfolio of underlying investment companies when determining compliance with its concentration policy.
2.Borrow money or issue senior securities (as defined under the 1940 Act), except to the extent permitted under the 1940 Act.
3.Make loans, except to the extent permitted under the 1940 Act.
4.Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, except to the extent permitted under the 1940 Act. This shall not prevent the Fund from investing in securities or other instruments backed by real estate, real estate investment trusts or securities of companies engaged in the real estate business.
5.Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except to the extent permitted under the 1940 Act. This shall not prevent the Fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities.
6.Underwrite securities issued by other persons, except to the extent permitted under the 1940 Act.
If a percentage limitation is adhered to at the time of investment or contract, a later increase or decrease in percentage resulting from any change in value or total or net assets will not result in a violation of such restriction, except with respect to the borrowing of money. With respect to the limitation on borrowing, in the event that a subsequent change in net assets or other circumstances cause the Fund to exceed its limitation, the Fund will take steps to bring the aggregate amount of borrowing back within the limitations within three days thereafter (not including Sundays and holidays).
The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:
Concentration. The SEC has defined concentration as investing more than 25% of the Fund’s net assets in an industry or group of industries, with certain exceptions.
Borrowing. The 1940 Act presently allows the Fund to borrow from a bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings up to 5% of its total assets).
Senior Securities. Senior securities may include any obligation or instrument issued by the Fund evidencing indebtedness. The 1940 Act generally prohibits a fund from issuing senior securities. An exemptive rule under the 1940 Act, however, permits a fund to enter into transactions that might otherwise be deemed to be senior securities, such as derivative transactions, reverse repurchase agreements and similar financing transactions, and short sales, subject to certain conditions.

Lending. Under the 1940 Act, the Fund may only make loans if expressly permitted by its investment policies. The Fund’s current investment policy on lending is that the Fund may not make loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) engage in securities lending as described in this SAI.
Real Estate and Commodities. The 1940 Act does not directly restrict the Fund’s ability to invest in real estate or commodities, but the 1940 Act requires every investment company to have a fundamental investment policy governing such investments.
Underwriting. Under the 1940 Act, underwriting securities involves the Fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.
In addition to the investment restrictions adopted as fundamental policies as set forth above, the Fund observes the following non-fundamental restriction, which may be changed without a shareholder vote.
1.The Fund will not hold illiquid investments in excess of 15% of its net assets. An illiquid investment is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.
2.Under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in equity securities that are the component securities of the Index.